================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                    FORM 11-K

   (Mark One)

/X/  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
     1934

     For the fiscal year ended December 31, 1995   Commission file number 1-9553

                                       OR

/_/ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


                        PRENTICE HALL COMPUTER PUBLISHING
                            DIVISION RETIREMENT PLAN

          ------------------------------------------------------------
                            (Full title of the plan)


                           11711 North College Avenue

                              Carmel, Indiana 46032

          ------------------------------------------------------------
                              (Address of the plan)


                                   VIACOM INC.

          ------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)


                                  1515 Broadway
                            New York, New York 10036

          ------------------------------------------------------------
                    (Address of principal executive offices)

================================================================================

                   PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                 RETIREMENT PLAN

                                      INDEX

                                                                             Page
                                                                             ----
(a) Financial Statements
      Report of Independent Accountants..................................... F-2
      Statement of Net Assets Available for Benefits,
        with Fund Information - December 31, 1995 and 1994.................. F-3 - F-4

      Statement of Changes in Net Assets Available for
        Benefits, with Fund Information -
        Years ended December 31, 1995 and 1994.............................. F-5 - F-6

      Notes to Financial Statements......................................... F-7 - F-11

    Additional Information
       I - Item 27a - Schedule of Assets Held for Investment Purposes....... S-1
      II - Item 27a- Schedule of Assets Held for Investment Purposes
             which were both Acquired and Disposed of within the Plan Year.. S-2
     III - Item 27d - Schedule of Reportable Transactions................... S-3

(b) Exhibit
      I - Consent of Independent Accountants

All other schedules are omitted as not applicable or not required.


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                         PRENTICE HALL COMPUTER PUBLISHING
                                         DIVISION RETIREMENT PLAN


Date:  June 28, 1996                     By: /s/ Marguerite Heilman
                                            ------------------------------------
                                                    Marguerite Heilman
                                                      Member of the
                                                 Administrative Committee

                        REPORT OF INDEPENDENT ACCOUNTANTS


June 28, 1996


To the Participants and
Administrator of the
Prentice Hall Computer Publishing
Division Retirement Plan


In our opinion, the financial statements in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Prentice Hall Computer Publishing Division Retirement Plan (the "Plan") at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information listed in the accompanying index is presented for purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits for each fund. The supplemental schedules and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE LLP
New York, New York

                   PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                 RETIREMENT PLAN
                      STATEMENT OF NET ASSETS AVAILABLE FOR
                         BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1995

                                                   Viacom Inc.                    Income
                                                      Stock        Equity       Investment      Balanced     Clearing    Combined
                                                      Fund          Fund           Fund           Fund         Fund        Funds
                                                      ----          ----           ----           ----         ----        -----
Investments:
  Viacom Inc. Class B Common Stock ..............  $   845,644                                                          $   845,644
  Other .........................................           39   $ 1,706,937    $ 1,759,770    $ 399,768    $ 125,159     3,991,673
                                                   -----------   -----------    -----------    ---------    ---------   -----------
                                                       845,683     1,706,937      1,759,770      399,768      125,159     4,837,317
Contribution receivable:
  Employer ......................................       14,732        26,308         55,748        9,382         --         106,170
  Employee ......................................       18,227        26,324         56,852       28,329         --         129,732
Interest receivable .............................           16          --             --              4          620           640
Interfund receivables (payables), net ...........     (102,254)       61,403         86,814      (15,088)     (30,875)         --
Receivable from Paramount Employees' Savings Plan        3,798        30,004          1,266        3,798         --          38,866
Forfeitures .....................................       (1,711)      (17,199)       (22,109)      (2,849)      43,868          --
Accrued plan expenses ...........................         --            --             --           --         (7,000)       (7,000)
                                                   -----------   -----------    -----------    ---------    ---------   -----------
  Net assets available for benefits .............  $   778,491   $ 1,833,777    $ 1,938,341    $ 423,344    $ 131,772   $ 5,105,725
                                                   ===========   ===========    ===========    =========    =========   ===========


               See accompanying notes to the financial statements.

                   PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                 RETIREMENT PLAN
                      STATEMENT OF NET ASSETS AVAILABLE FOR
                         BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1994

                                                   Viacom Inc.                    Income
                                                      Stock        Equity       Investment      Balanced     Clearing    Combined
                                                      Fund          Fund           Fund           Fund         Fund        Funds
                                                      ----          ----           ----           ----         ----        -----
Investments:
  Viacom Inc. Class B Common Stock ..............  $   233,783                                                          $  233,783
  Viacom Inc. 8% Exchangeable Subordinated
    Debentures ..................................       92,610                                                              92,610
  Viacom Inc. Contingent Value Rights ...........       17,658                                                              17,658
  Other .........................................      212,473   $ 1,004,404    $ 1,152,464    $ 219,434    $    1,631   2,590,406
                                                   -----------   -----------    -----------    ---------    ----------  ----------
                                                       556,524     1,004,404      1,152,464      219,434         1,631   2,934,457
Contribution receivable:
  Employer ......................................         --          30,209         74,424        9,591          --       114,224
  Employee ......................................        1,606        26,485         61,049       10,700          --        99,840
Interest receivable .............................        4,496                                         9             1       4,506
Interfund receivables (payables), net ...........     (343,461)       73,003         99,331      117,983        53,144        --
Receivable from Paramount Employees' Savings Plan                                                               24,935      24,935
Forfeitures .....................................       (6,121)      (14,809)       (26,176)        (397)       47,503        --
Accrued plan expenses ...........................                                                               (6,655)     (6,655)
                                                   -----------   -----------    -----------    ---------    ----------  ----------
  Net assets available for benefits .............  $   213,044   $ 1,119,292    $ 1,361,092    $ 357,320    $  120,559  $3,171,307
                                                   ===========   ===========    ===========    =========    ==========  ==========


               See accompanying notes to the financial statements.

                   PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                 RETIREMENT PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                         BENEFITS, WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1995

                                                   Viacom Inc.                    Income
                                                      Stock        Equity       Investment      Balanced     Clearing    Combined
                                                      Fund          Fund           Fund           Fund         Fund       Funds
                                                      ----          ----           ----           ----         ----       -----
Additions to net assets attributed to:
  Net investment income:
    Interest income ............................... $  11,107    $     1,271    $     1,337    $  16,057    $   3,791   $    33,563
    Administrative expenses .......................                                                           (81,607)      (81,607)
                                                    ---------    -----------    -----------    ---------    ---------   -----------
                                                       11,107          1,271          1,337       16,057      (77,816)      (48,044)

  Net realized gain on disposition of investments .     8,728        492,671        185,978       20,134         --         707,511
  Unrealized appreciation (depreciation) of
    investments ...................................     5,374        (65,315)       (39,932)      49,771         --         (50,102)
  Contributions:
    Employer ......................................    51,027        267,853        356,049       78,109         --         753,038
    Employee ......................................    55,242        275,810        278,065       84,309         --         693,426
    Rollovers from non-affiliated plans ...........    20,360        100,199         55,382       35,635         --         211,576
                                                    ---------    -----------    -----------    ---------    ---------   -----------
    Total additions ...............................   151,838      1,072,489        836,879      284,015      (77,816)    2,267,405

Deductions from net assets attributed to:
  Benefits paid to participants ...................    32,566        165,653        109,811       37,011      (12,054)      332,987
  Forfeitures .....................................     2,686         32,794         32,551        8,944      (76,975)         --
  Interfund transfers, net ........................  (448,861)       159,557        117,268      172,036         --            --
                                                    ---------    -----------    -----------    ---------    ---------   -----------
    Total deductions ..............................  (413,609)       358,004        259,630      217,991      (89,029)      332,987

  Net additions ...................................   565,447        714,485        577,249       66,024       11,213     1,934,418
Net assets available for benefits at beginning
  of year .........................................   213,044      1,119,292      1,361,092      357,320      120,559     3,171,307
                                                    ---------    -----------    -----------    ---------    ---------   -----------
Net assets available for benefits at end of year .. $ 778,491    $ 1,833,777    $ 1,938,341    $ 423,344    $ 131,772   $ 5,105,725
                                                    =========    ===========    ===========    =========    =========   ===========

               See accompanying notes to the financial statements.

                   PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                 RETIREMENT PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                         BENEFITS, WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1994

                                                    Viacom Inc.                   Income
                                                       Stock       Equity       Investment      Balanced     Clearing    Combined
                                                       Fund         Fund           Fund           Fund         Fund       Funds
                                                       ----         ----           ----           ----         ----       -----
Additions to net assets attributed to:
  Net investment income:
    Interest income ................................ $  19,838   $       158    $       499    $   1,305    $     339   $    22,139
    Administrative expenses ........................                                                          (12,771)      (12,771)
                                                     ---------   -----------    -----------    ---------    ---------   -----------
                                                        19,838           158            499        1,305      (12,432)        9,368

  Net realized gain on disposition of investments ..   271,034        19,353          9,321         --           --         299,708
  Unrealized depreciation of
    investments ....................................  (194,933)       (7,825)        (5,101)      (1,585)        --        (209,444)

  Contributions:
    Employer .......................................    87,469       180,280        272,146       14,457         --         554,352
    Employee .......................................    81,589       172,823        209,325       16,188         --         479,925
    Rollovers from non-affiliated plans ............    10,973        24,443         21,173         --           --          56,589
                                                     ---------   -----------    -----------    ---------    ---------   -----------
    Total additions ................................   275,970       389,232        507,363       30,365      (12,432)    1,190,498

Deductions from net assets attributed to:
  Benefits paid to participants ....................   112,047        39,111         53,150         --           --         204,308
  Forfeitures ......................................    14,537        20,930         35,180          397      (71,044)         --
  Interfund transfers, net .........................   556,853       (84,589)      (144,912)    (327,352)        --            --
                                                     ---------   -----------    -----------    ---------    ---------   -----------
    Total deductions ...............................   683,437       (24,548)       (56,582)    (326,955)     (71,044)      204,308

    Net additions (deductions) .....................  (407,467)      413,780        563,945      357,320       58,612       986,190
Net assets available for benefits at beginning
  of year ..........................................   620,511       705,512        797,147         --         61,947     2,185,117
                                                     ---------   -----------    -----------    ---------    ---------   -----------
Net assets available for benefits at end of year ... $ 213,044   $ 1,119,292    $ 1,361,092    $ 357,320    $ 120,559   $ 3,171,307
                                                     =========   ===========    ===========    =========    =========   ===========


               See accompanying notes to the financial statements.

                   PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                 RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

Note A - Plan Description

     The following is a brief description of the Prentice Hall Computer Publishing Division Retirement Plan (the "Plan") and is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan. (See Note G)

     The Plan is a defined contribution plan offered on a voluntary basis to substantially all employees of the Prentice Hall Computer Publishing Division of Prentice Hall Inc. Eligible employees may become participants in the Plan following the attainment of age 21 and the completion of twelve months of employment service, generally measured from date of hire. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is administered by the Administrative Committee appointed by the Board of Directors of the Company (as defined below).

     Prentice Hall Inc. was a wholly-owned subsidiary of Paramount Communications Inc. ("Paramount") which became a wholly-owned subsidiary of Viacom Inc. ("Viacom", collectively with Paramount the "Company" or "Employer") in July 1994 (the "Merger"). In March 1994, pursuant to a tender offer for Paramount, all shares of Paramount common stock held by the Plan were tendered to Viacom. The Plan received cash of $107 per share for approximately half of the tendered shares and received certain securities of Viacom for its remaining shares of Paramount common stock upon completion of the Merger in July 1994. Effective January 3, 1995, Paramount was merged into Viacom International Inc., a wholly-owned subsidiary of Viacom Inc., and Paramount ceased to exist as a separate corporate legal entity.

     Included in the Viacom securities received by the Plan as part of the Merger were certain contingent value rights ("CVRs") representing the right to receive cash or Viacom securities, at Viacom's option, based on the market value of Viacom Class B common stock during a one, two or three year period, at Viacom's option, following the merger. During May 1995, the CVRs held by the Plan were sold and the proceeds were invested in Viacom Class B Common Stock.

Investment Programs

     The investment programs of the Plan during the years presented are as follows (See Note G):

     Participant contributions - A Participant may contribute to the Plan from 1% to 16% of the Participant's base pay, including certain commissions, subject to adjustment to comply with the Internal Revenue Code (the "Code"). A Participant's contributions can be made with before-tax or after-tax dollars, subject to an overall maximum of 10% on before-tax contributions. A Participant may change or suspend the amount of the Participant's contribution at any time effective as of the first payday of any calendar quarter, however, any suspension of contributions must be for a minimum of ninety days.

     Employer contributions - The Employer will provide a matching contribution of 50% of the first 6% of each Participant's contribution. In addition, the Employer shall contribute a retirement contribution in an amount equal to 3 1/2% of each eligible Participant's compensation. Participants vest 20% in the Employer's matching and retirement contributions after the completion of two full years of service and continue at a rate of 20% for each of the next three full years of service with an additional 20% after the completion of five years of service. Amounts which have been forfeited in accordance with provisions of the Plan may be used to defray administrative expenses or reduce future Employer contributions. Employer matching contributions of $93,717 and $70,112 during the years ended December 31, 1995 and December 31, 1994, respectively, were forfeited by terminating employees before those amounts became vested.

                   PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                 RETIREMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)

     Participants may invest their contributions and the Employer's matching and retirement contributions in one or more of the following investment programs in increments of 10%:

    Viacom Inc. Stock Fund
     Contributions to this fund are invested in Viacom Class B Common Stock. In addition, the fund holds all consideration received in exchange for shares of Paramount Common Stock as a result of the Merger. Prior to the Merger, the fund invested in Paramount Common Stock. Dividends received on Paramount Common Stock in the fund were reinvested in Paramount Common Stock. Investments in the Viacom Inc. Stock Fund qualify as party-in-interest. Chemical Banking Corporation is the trustee of this fund. The fund is managed by the Administrative Committee.

    Equity Fund
     This fund invests in equity securities, securities convertible into equity securities and/or a commingled equity trust and is designed to approximate the performance of the Standard & Poor's 500 Stock Index. Bankers Trust Company is the trustee and investment manager of this fund and therefore, is identified as a party in interest.

    Income Investment Fund
     This fund invests in fixed income securities issued by financial institutions and the U.S. Government and its agencies. This fund is designed to preserve capital, but it is not risk free. Bankers Trust Company is the trustee and investment manager of this fund and therefore, is identified as a party in interest.

    Balanced Fund
     The fund, of which J. P. Morgan is the investment manager, invests in a balanced combination of a J. P. Morgan managed bond fund and an equity index fund. This fund was instituted in 1994. Chemical Banking Corporation is the trustee of this fund.

Such direction may be revised by the Participant quarterly.

The number of Participants in each fund at December 31, 1995 was as follows:

     Viacom Inc. Stock Fund...........................................     186
     Equity Fund......................................................     356
     Income Investment Fund...........................................     581
     Balanced Fund....................................................     141

     The total number of Participants in the Plan at December 31, 1995 is less than the sum of the number of Participants shown above because many of the Participants participated in more than one fund.

Note B- Summary of Significant Accounting Policies

     The accounting records of the Plan are maintained on an accrual basis.

     Investments are stated at aggregate current value. Investments in securities which are traded on national securities exchanges are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and ask prices. The Investment Pricing Department of the Trustee establishes current values for other investments which do not have an established market.

     All costs and expenses incurred with regard to the purchase, sale or transfer of investments are borne by the Plan. Expenses for administering the Plan may be paid by using Participants' forfeitures.

     Security transactions are recorded on the trade date.

     Unrealized appreciation (depreciation) of investments represents the change in the difference between current value and the cost of investments. Interest income is recorded on the accrual basis.

                   PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                 RETIREMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)

     Net realized gain (loss) on disposition of investments represents the difference between the proceeds received and the average cost of investments sold.

Note C - Income Tax Status

     The Plan is exempt from federal income tax and a Participant will not be subject to federal income tax with respect to contributions made by the Employer to the Participant's account and any earnings thereon or earnings on all Participant contributions while such amounts are held in trust. The Plan, as amended through February 1, 1995, received a favorable determination letter from the Internal Revenue Service, dated November 30, 1995, with respect to the qualified status of the Plan under Section 401(a) of the Code and the tax-exempt status of the underlying trust under Section 501(a) of the Code.

Note D - Investment in Securities

The net realized gain on disposition of investments was computed as follows:

                                                           Income
                               Viacom Inc.    Equity     Investment   Balanced    Combined
                               Stock Fund     Fund          Fund        Fund        Funds
                               ----------   ----------   ----------   --------   ----------
Year ended December 31, 1995
  Proceeds .................   $  829,418   $2,600,775   $2,409,538   $958,095   $6,797,826
  Cost-average .............      820,690    2,108,104    2,223,560    937,961    6,090,315
                               ----------   ----------   ----------   --------   ----------
Net realized gain ..........   $    8,728   $  492,671   $  185,978   $ 20,134   $  707,511
                               ==========   ==========   ==========   ========   ==========
Year ended December 31, 1994
  Proceeds .................   $1,947,447   $  552,123   $  785,009   $   --     $3,284,579
  Cost-average .............    1,676,413      532,770      775,688       --      2,984,871
                               ----------   ----------   ----------   --------   ----------
Net realized gain ..........   $  271,034   $   19,353   $    9,321   $   --     $  299,708
                               ==========   ==========   ==========   ========   ==========

     The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                            December 31,
                                                        ---------------------
                                                        1995             1994
                                                        ----             ----
Viacom Inc. Class B Common Stock .............       $  845,644       $  233,783

Bankers Trust Pyramid Discretionary
   Cash Fund .................................        3,466,707             --

Bankers Trust Pyramid United States
   Government Plus Bond Fund .................             --          1,152,248

Bankers Trust Pyramid Equity
   Index Fund ................................             --          1,004,611

Morgan Guaranty Research Enhanced
   Index Fund ................................          216,245             --

                   PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                 RETIREMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)

     The Plan assigns units to Participants within each of the respective funds. Total units, net assets value per unit and total net asset value in each fund at December 31, 1995 and 1994 were as follows:

                                                      Net Asset        Total
                                           Total      Value per      Net Asset
              Fund                         Units        Unit           Value
      --------------------               ---------   -----------    -----------

December 31, 1995
- -----------------
   Viacom Inc. Stock Fund.............     603,466      $1.29      $    778,491
   Equity Fund........................   1,110,985       1.65         1,833,777
   Income Investment Fund.............   1,535,605       1.26         1,938,341
   Balanced Fund......................     327,230       1.29           423,344
   Clearing Fund......................                                  131,772
                                                                    -----------
   Net assets available for benefits..                              $ 5,105,725
                                                                    ===========

December 31, 1994
- -----------------
   Viacom Inc. Stock Fund.............     129,503      $1.65       $   213,044
   Equity Fund........................     929,310       1.20         1,119,292
   Income Investment Fund.............   1,190,199       1.14         1,361,092
   Balanced Fund......................     357,688       1.00           357,320
   Clearing Fund......................                                  120,559
                                                                    -----------
   Net assets available for benefits..                              $ 3,171,307
                                                                    ===========

Note E - Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                        December 31,
                                                                     1995          1994
                                                                     ----          ----
Net assets available for benefits per the financial statements..  $ 5,105,725   $ 3,171,307
Amounts allocated to withdrawing participants...................      200,376       261,224
                                                                  -----------   -----------
Net assets available for benefits per the Form 5500.............  $ 4,905,349    $2,910,083
                                                                  ===========   ===========

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1995:

     Benefits paid to participants per the financial statements..  $ 332,987
     Less: Amounts allocated to withdrawing participants at
     December 31, 1994...........................................   (261,224)
     Add: Amounts allocated to withdrawing participants at
     December 31, 1995...........................................    200,376
                                                                   ---------
      Benefits paid to participants per the Form 5500............  $ 272,139
                                                                   =========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but are not yet paid as of that date.

                   PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                RETIREMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)


Note F - Termination Priorities

In the event that the Plan is terminated, subject to conditions set forth in ERISA, the Plan provides that the net assets of the Plan be distributed to Participants in proportion to their respective interests in such net assets.

Note G - Subsequent Events

Effective January 1, 1996, the Plan merged with and into the Viacom Investment Plan ("VIP"), a defined contribution plan sponsored by Viacom. The following paragraphs describe the significant effects of the merger with the VIP.

Putnam Fiduciary Trust Company is the trustee and custodian of VIP assets. VIP participants have the option of investing their contributions or existing account balances among the following funds within the VIP: (1) Putnam Voyager Fund; (2) Putnam Investors Fund; (3) George Putnam Fund of Boston; (4) Capital Research EuroPacific Growth Fund; (5) Putnam Fund for Growth and Income; (6) Putnam Income Fund; (7) Certus Interest Income Fund; and (8) the Viacom Common Stock Fund. Each of the funds, except for the Certus Interest Income Fund, the Capital Research EuroPacific Growth Fund and the Viacom Common Stock Fund, are registered investment companies managed by Putnam Management Company, Inc. and therefore, identified as a party-in-interest. The Certus Interest Income
Fund, which is managed by Certus Financial Corporation, primarily invests in guaranteed investment contracts and bank investment contracts, some of which are created by way of the concurrent purchase of a bank guarantee contract and a United States government security. The Capital Research EuroPacific Growth Fund is a registered investment company managed by Capital Research and Management Company. Investment elections are required to be in multiples of 5% and can be changed at any time. The VIP is intended to meet the requirements of ERISA Section 404(c). Thus to the extent Participants exercise control over the investment of contributions, neither the VIP nor any VIP fiduciary will be responsible for any losses which may occur.

The VIP provides for the Company matching contribution amounts equal to 50% of the first 6% of annual compensation that is contributed on a before-tax basis if base pay is $65,000 or less as of a specified date (5% of annual compensation if base pay is greater than $65,000). Participants may contribute up to 15% of annual compensation on a before-tax, after-tax or combination basis, subject to compliance with the Code limitations. The Employer retirement contribution of 3 1/2% of each eligible Participant's compensation was eliminated as of January 1, 1996. The Plan's vesting schedule will be 20% per year of service, becoming fully vested after five years.

Participants are eligible to receive loans based on their account balances. The maximum loan available to a participant is the lesser of 50% of participants' vested account balance or $50,000, reduced by the highest outstanding balance of any VIP loan made to the Participant during the twelve month period ending on the day before the loan is made.

                                                                      Schedule I
                   PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                 RETIREMENT PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1995



                                                                (c) Unit/Principal
                                                                    Amount/Shares/Maturity/                     (e) Current
(a)  (b)  Identity of issue, borrowing lessor or similar party      Interest Rates                (d) Cost          Value
- ---  ---------------------------------------------------------      ----------------------        --------      -----------
     Viacom Inc. Stock Fund:
 *   Viacom Inc. Class B Common Stock.........................              17,850              $   779,375     $   845,644
 *   Chemical Bank Pension and Profit Sharing Plan
       Short-term Investment Fund.............................                  39                       39              39
                                                                                                -----------     -----------
         Total Viacom Inc. Stock Fund.........................                                      779,414         845,683
                                                                                                -----------     -----------
     Equity Fund:
 *   Bankers Trust Pyramid Discretionary Cash Fund............           1,706,937                1,706,937       1,706,937
                                                                                                -----------     -----------
     Income Investment Fund:
 *   Bankers Trust  Pyramid Discretionary Cash Fund...........           1,759,770                1,759,770       1,759,770
                                                                                                -----------     -----------
     Balanced Fund:
 *   Chemical Bank Pension and Profit
       Sharing Plan Short-Term Investment Fund................                 456                      456             456
 *     Morgan  Guaranty Liquidity Fund........................                  54                   54,000          54,000
 *     Morgan Guaranty Managed Bond Fund......................                 925                  122,389         129,067
 *     Morgan Guaranty Research Enhanced Index Fund...........               1,115                  174,738         216,245
                                                                                                -----------     -----------
         Total Balanced Fund..................................                                      351,583         399,768
                                                                                                -----------     -----------
     Clearing Fund:
 *   Chemical Bank Pension and Profit Sharing Plan
       Short Term Investment Fund...............................           125,159                  125,159         125,159
                                                                                                -----------     -----------
         TOTAL INVESTMENTS..................................                                    $ 4,722,863     $ 4,837,317
                                                                                                ===========     ===========


* Identified as a party-in-interest to the Plan.

                                                                     Schedule II

                        PRENTICE HALL COMPUTER PUBLISHING
                            DIVISION RETIREMENT PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
            WHICH WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN
                          YEAR ENDED DECEMBER 31, 1995

                                                           (b) Unit/Principal
              (a) Identity of issue, borrowing lessor or       Amount/Shares/Maturity/   (c) Cost of        (d) Proceeds of
                             similar party                     Interest Rates                acquisitions       Dispositions
                             -------------                     ---------------------         ------------       ------------
Viacom Inc. Stock Fund:
State Street Bank and Trust Company Yield Enhanced
  Short-term Investment Fund ...........................                 86                         86                  86

Chemical Bank Pension and Profit Sharing
  Plan Short-term Investment Fund ......................            490,245                    490,245             490,245

State Street Warrants ..................................                 41                         41                  41

Viacom Inc. Class B Common Stock .......................                285                     12,330              13,893

Equity Fund:
Bankers Trust Pyramid Equity Index Fund ................                521                    621,131             702,344

Bankers Trust Pyramid Discretionary Cash Fund ..........            547,894                    547,894             547,894

Income Investment Fund:
Bankers Trust Pyramid United States Government
  Plus Bond Fund .......................................            408,359                    737,029             764,646

Bankers Trust Pyramid Discretionary Cash Fund ..........            373,999                    373,999             373,999

Balanced Fund:
Chemical Bank Pension & Profit Sharing
  Plan Short-term Investment Fund ......................            386,971                    386,971             386,971

Morgan  Guaranty Liquidity Fund ........................                272                    272,000             272,000

United States Treasury Bonds
  2/15/90, 8.5%, due 2/15/2020 .........................             25,000                     29,586              31,277

United States Treasury Notes
  Series 2001, 11/15/91, 7/5%, due 11/15/2001 ..........             28,000                     30,319              30,268

Morgan Guaranty Managed Bond Fund ......................                850                    107,008             110,232

Morgan Guaranty Research Enhanced Index Fund ...........                 55                      8,468               9,639

Clearing Fund:
Chemical Bank Pension and Profit Sharing Plan
  Short-Term Investment Fund ...........................            514,788                    514,788             514,788

                                                                    Schedule III

                        PRENTICE HALL COMPUTER PUBLISHING
                            DIVISION RETIREMENT PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1995

                                                      Description of Asset
                                                  (Including Interest Rate and    Trans-     Purchase       Selling      Cost of
            Identify of Party Involved              Maturity in case of loan)     actions      Price         Price        Asset
            --------------------------              -------------------------     -------      -----         -----        -----
Single Transactions:
- --------------------
Chemical Bank Pension and Profit Sharing Plan
    Short-term Investment Fund.................   Purchase of participation          1     $   343,707
                                                  Purchase of participation          1     $   193,116
                                                  Sale of participation              1                   $   343,675   $  343,675
                                                  Sale of participation              1                   $   193,116   $  193,116
Viacom Inc. Common Stock.......................   Purchase of 6,957 shares
                                                  of common stock                    1     $   343,675

Bankers Trust Pyramid Discretionary Cash Fund..   Purchase of participation          1     $ 1,759,770
                                                  Purchase of participation          1     $ 1,706,937
                                                  Purchase of participation          1     $   227,371
                                                  Sale of participation              1                   $   227,365   $  227,365

Bankers Trust Pyramid Equity Index Fund........   Sale of participation              1                   $ 1,706,937   $1,283,935
Bankers Trust Pyramid United States Government
  Plus Bond Fund...............................   Sale of participation              1                   $ 1,759,770   $1,594,854

Series Transactions:
- --------------------
Chemical Bank Pension and Profit Sharing Plan
  Short-term Investment Fund...................   Purchase of participation          94    $ 1,515,533
                                                  Sale of participation              50                  $ 1,457,316   $1,457,316
Bankers Trust Pyramid Discretionary Cash Fund..   Purchase of participation          50    $ 4,388,590
                                                  Sale of  participation             32                  $   921,893   $  921,893
Bankers Trust Pyramid United States Goverment
  Plus Bond Fund...............................   Purchase of participation          20    $   737,029
                                                  Sale of participation              11                  $ 2,035,320   $1,849,343
Bankers Trust Pyramid Equity Index Fund........   Purchase of participation          22    $   621,131
                                                  Sale of participation              11                  $ 2,052,881   $1,560,210
J. P. Morgan Management Enhanced Index Fund....   Purchase of participation          30    $   194,919
                                                  Sale of participation              5                   $   125,657   $  110,388
Viacom Inc. Class B Common Stock...............   Purchase of participation          16    $   609,333
                                                  Sale of participation              3                   $    13,893   $   12,330
Morgan Guaranty Liquidity Fund.................   Purchase of participation          14    $   323,000
                                                  Sale of participation              9                   $   272,000   $  272,000
                                                      Description of Asset         Current Value
                                                  (Including Interest Rate and      of Asset on       Net Gain
            Identify of Party Involved              Maturity in case of loan)     Transaction Date    or (Loss)
            --------------------------              -------------------------     ----------------    ---------
Single Transactions:
- --------------------
Chemical Bank Pension and Profit Sharing Plan
    Short-term Investment Fund.................   Purchase of participation
                                                  Purchase of participation
                                                  Sale of participation              $   343,675
                                                  Sale of participation              $   193,116
Viacom Inc. Common Stock.......................   Purchase of 6,957 shares
                                                  of common stock

Bankers Trust Pyramid Discretionary Cash Fund..   Purchase of participation
                                                  Purchase of participation
                                                  Purchase of participation
                                                  Sale of participation              $   227,365

Bankers Trust Pyramid Equity Index Fund........   Sale of participation              $ 1,706,937      $ 423,002
Bankers Trust Pyramid United States Government
  Plus Bond Fund...............................   Sale of participation              $ 1,759,770      $ 164,916

Series Transactions:
- --------------------
Chemical Bank Pension and Profit Sharing Plan
  Short-term Investment Fund...................   Purchase of participation
                                                  Sale of participation              $ 1,457,316
Bankers Trust Pyramid Discretionary Cash Fund..   Purchase of participation
                                                  Sale of  participation             $   921,893
Bankers Trust Pyramid United States Goverment
  Plus Bond Fund...............................   Purchase of participation
                                                  Sale of participation              $ 2,035,320      $ 185,977
Bankers Trust Pyramid Equity Index Fund........   Purchase of participation
                                                  Sale of participation              $ 2,052,881      $ 492,671
J. P. Morgan Management Enhanced Index Fund....   Purchase of participation
                                                  Sale of participation              $   125,657      $  15,269
Viacom Inc. Class B Common Stock...............   Purchase of participation
                                                  Sale of participation              $    13,893      $   1,563
Morgan Guaranty Liquidity Fund.................   Purchase of participation
                                                  Sale of participation              $   272,000

                                      S-3